Exhibit 99.1

Kingsoft Cloud Files Application for Hong Kong Dual Primary Listing

BEIJING, China, July 27, 2022 – Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its filing of an application with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with its proposed dual primary listing of ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company expects to be dual-listed on the Nasdaq and the Hong Kong Stock Exchange upon the completion of the proposed listing. The proposed listing is subject to regulatory approvals, including comprehensive vetting procedures with the Hong Kong Stock Exchange, and other conditions, and there can be no assurance as to whether or when the proposed listing may be completed. Through the application, the Company demonstrates its commitment to provide its shareholders with greater liquidity and protection amid an evolving market and regulatory environment.

This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended (the “Securities Act”). As required by Rule 135, this press release does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any of our securities in the United States, Hong Kong or elsewhere. It does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the requirements of the Securities Act as well as other applicable laws and regulations. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company to be filed for detailed information about the Company and the proposed listing, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Kingsoft Cloud’s strategic and operational plans contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to other parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com